UNITED STATES             OMB APPROVAL
       SECURITIES AND EXCHANGE COMMISSION   ---------------------------
              WASHINGTON, D.C. 20549        OMB Number:       3235-0058
                                            Expires:       May 31, 1997
                    FORM 12b-25             Estimated average burden
                                            hours per response. . .2.50
          NOTIFICATION OF LATE FILING       ---------------------------

(Check One):  xxx Form 10-K === Form 20-F            SEC FILE NUMBER
=== Form 11-K === Form 10-Q === Form N-SAR
                                                        0-9496
     For Period Ended: -----------------------
     [  ]     Transition Report on Form 10-K           CUSIP NUMBER
     [  ]     Transition Report on Form 20-F
     [  ]     Transition Report on Form 11-K
     [  ]     Transition Report on Form 10-Q
     [  ]     Transition Report on Form N-SAR
     For the Transition Period Ended:  --------------------------------

         Read Instruction (on back page) Before Preparing Form.
                         Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION




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GOLD STANDARD, INC.
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Full Name of Registrant



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Former Name if Applicable

SUITE 712 KEARNS BUILDING
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Address of Principal Executive Office (Street and Number)

SALT LAKE CITY, UTAH 84101
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject of annual report, semi-annual report, transition report on Form 10-K; Form 20-F, 11-K, Form N-
[x] SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

Additional time was necessary to complete audit which delayed completion of final documents.






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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          JAMES BURCH                     (801)              521-3200
- -----------------------------------    -------           ------------
               (Name)                (Area Code)      (Telephone Number)





(2)     Have all other periodic reports required under
        Section 13 or 15(d) of the Securities Exchange
        Act of 1934 or Section 30 of the Investment
        Company Act of 1940 during the preceding 12
        months (or for such shorter) period that the
        registrant was required to file such reports)
        been filed?  If answer is no, identify
        report(s).                                       [x] Yes  [ ] No

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(3)     Is it anticipated that any significant change
        in results of operations from the corresponding
        period for the last fiscal year will be
        reflected by the earnings statements to be
        included in the subject report or portion
        thereof?                                         [ ] Yes  [X] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



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                       GOLD STANDARD, INC.
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              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  JANUARY 28, 1998           By       /S/ SCOTT L. SMITH
                                           President



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INSTRUCTION:  The form may be signed by an executive officer of the registration or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION

        Intentional misstatements or omissions of fact constitute
            Federal Criminal Violations (See 18 U.S.C. 1001).
        ---------------------------------------------------------

                          GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T
       (sect. 232.201 or sect. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (sect. 232.13(b) of this chapter).